1000 1st Ave S, Suite 100    T 206-624-3357
Seattle, WA 98134    F 206-624-6857
www.jonessoda.com

February 24, 2012

James P. Stapleton
[Address]

Re: Chief Financial Officer

Dear Jim,

I am pleased to offer you the position of Chief Financial Officer (CFO), with an effective start date of February 28, 2012.

As a senior executive for the company, your success in the role of CFO will be based on your ability to lead, inspire and develop your Jones Soda team through accountability, discipline and achieving great results. See job description for a list of complete responsibilities. We will draft and agree to a set of goals together but they will include reference to the following: Quality of our people; adherence to the budget; execution of business plan initiatives; SEC & NASDAQ reporting and structured planning for your team.

Your compensation will be as follows:

Salary:                $140,000 per annum

Review Period:	There will be a review after the first three months of your new position with reviews annually thereafter.

Bonus:
Bonuses are set annually and follow the corporate bonus plan. Annual bonus for your position is set at 35% of base salary with the achievement of 100% of plan. There is an opportunity to achieve additional bonus dollars based on incremental achievement above plan. The corporate bonus plan is subject to approval by the Compensation and Governance Committee.

Your bonus for 2012 will be determined according to the bonus plan established by the Compensation Committee.

Cell Phone Allowance:         $150/month

Benefits:            Medical, Dental, Vision

401(k)	Eligible for the Company’s 401(k) plan
Vacation:            4 weeks per annum

Stock Options:
Subject to approval by the Compensation and Governance Committee (the "Compensation Committee"), a stock option to purchase 140,000 shares of the Company common stock pursuant to the terms of the Company's 2011 Incentive Plan (the "Plan") at an exercise price equal to the closing price of the Company's common stock (as reported on the Nasdaq Stock Market) on the date of grant (to be on or prior to the next meeting of the Compensation Committee), such stock option to have a term of ten years and to vest and become exercisable at the rate of 25% one year from the date of grant and an additional 1/48th each additional one-month period thereafter (subject to your continuous service with the Company). This stock option and any future stock options you may be granted are subject to the Plan (or any successor stock option plan under which such options are granted) as filed with the Securities and Exchange Commission and to approval by the Compensation Committee.

Severance:
The Company realizes that there may be issues that are out of your control regarding ownership. Therefore, if the Company or its successor terminates your employment without Cause (as defined in the Plan), you will receive a lump sum severance payment equal to three months of your then current annual base salary, payable within two and one-half (2-1/2) months following your termination date. This severance clause will go into effect only after you pass a six (6) month probationary period.

Cause is defined as:

•	Conviction of any felony or of a misdemeanor;

•	Breach of the Company’s Code of Ethics or Insider Trading Policy or the Company’s Regulation FD policies, as now in effect or as modified in the future;

•	Theft or embezzlement from the Company; or

•	Attempt to obstruct or failure to cooperate with any investigation authorized by the Company or any governmental or self-regulatory entity.

Withholding:	The Company may withhold (or cause to be withheld) from any payment or benefit provided in this letter any taxes that are required to be withheld under any applicable law.

Section 409A:
The payments and benefits provided for in this letter are intended to be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Section 409A is applicable to such payments and benefits, the parties intend that this letter (and such payments and benefits) shall comply with the deferral, payout and other limitations and restrictions imposed under Section 409A and the regulations, rulings and other guidance issued thereunder. Notwithstanding any other provision of this letter to the contrary, this letter shall be interpreted, operated and administered in a manner consistent with such intentions. Without limiting the generality of the foregoing, and notwithstanding any other provision of this letter to the contrary, with respect to any payments and benefits under this letter to which Section 409A applies, all references in this letter to termination of your employment are intended to mean your “separation from service,” within the meaning of Section 409A(a)(2)(A)(i). In addition, if you are treated as a “specified employee,” within the meaning of Section 409A(a)(2)(B)(i), then to the extent necessary to avoid subjecting you to the imposition of any additional tax under Section 409A, amounts that would otherwise be payable under this letter during the six-month period immediately following your separation from service shall not be paid to you during such period, but shall instead be accumulated and paid to you (or, in the event of your death, to your estate) in a lump sum on the first business day following the earlier of (a) the date that is six months after your separation from service or (b) your death.
You will be required, as a condition of your employment with Jones Soda Co., to sign the company’s Confidentiality Agreement. By signing this letter, you represent that you are not restricted by contractual commitments inconsistent with your obligations to Jones Soda Co. You are expected to abide by the Jones Soda employee handbook and policies during your term of employment with Jones Soda. You will also be required to sign, promote and enforce our Code of Conduct.

As with all Jones Soda employees, you will be employed "at will" meaning that either you or Jones Soda may terminate the employment relationship at any time for any lawful reason.

If you have any questions please give me a call at your convenience.

If you are in agreement with the above, please confirm below.

Sincerely,
Jones Soda Co.                        Confirmed and agreed:
Per:

/s/William Meissner

William Meissner                     Per: /s/James P. Stapleton
Chief Executive Officer                    James P. Stapleton